LITFUNDING CORP.
6375 S. Pecos Road, Suite 217
Las Vegas, Nevada 89120

February 27, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re:	LitFunding Corp.
Form SB-2/A; Amendment No. 1
File No. 333-139234
Filed January 26, 2007

Dear Mr. Spirgel:

In respect of the above referenced matter, set forth below are our responses to the comments delivered by your office pursuant to that letter dated January 26, 2007 (the "Letter"). For your convenient reference, we have included your original comments from the Letter in their entirety:

Recent Developments, page 4

1.    We note your disclosure regarding the binding letter of intent with CardMart Plus USA. Inc. As this acquisition appears “probable,” include audited financials of this company pursuant to Rule 3-05 of Regulation S-X or tell us in your response letter why audited financial statements are not required. In addition, as this acquisition will result in a change in control of the company and your earlier disclosure that your existing complementary business of Easy Money Express is anticipated to be your “core” business going forward, revise your MD&A to discuss the reasons why management is focused on developing this business rather than your litigation funding business.

Response:    On February 23, 2007, we filed a Form 8-K regarding our termination of the Letter Agreement with CardMart Plus USA. Consequently, no financial information is required relative to CardMart Plus USA. As stated in the Form 8-K, CardMart Plus USA had experienced some business difficulties that could not be resolved in a definitive time period. Therefore, they were unable to comply with their obligations to us under the terms of the Letter Agreement.

Securities and Exchange Commission
Attn: Larry Spirgel, Assistant Director
February 27, 2007

Executive Compensation, page 46

2.    We note your changes in response to prior comment 6. However, your updated disclosure does not reflect the changes to Item 402 of Regulation S-B. See SEC Release 33-8732A (August 29. 2006). After reviewing the changes to item 402 of Regulation S-B, please revise your disclosure to comply with the new rules.

Response:    We have reviewed the changes to Item 402 of Regulation S-B SEC Release33-8732A (August29, 2006) and have revised the Executive Compensation disclosure to comply with the new rules.

Forward-Looking Statements, page G-14

3.    We note your reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995. However, since your company’s common stock is considered a “penny stock,” the safe harbor is not available. Please delete the reference.

Response:    The reference to the Private Securities Litigation Reform Act of 1995, has been deleted in the amended Form SB-2.

Please advise us as soon as possible if the Staff has any further comments. You can contact the undersigned at (702) 898-8388. In addition, feel free to contact our attorney, Dennis Johnston, by facsimile at (818) 827-0900, or by cell phone at (310) 666-2133. Thank you in advance for your courtesy and cooperation.

Very truly yours,

/s/ Morton Reed
Morton Reed Chief Executive Officer